SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F |X|     FORM 40-F|_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES |_|     NO |X|



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                           Forward Looking Statements

                  This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

                  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

                  This Form 6-K includes:

                  o Press Release, "Addendum to the Press Release of February 21, 2001 Concerning the Agreement to Acquire Authentics International" dated March , 2001.





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                        Pursuant to the requirements of the Securities
      Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April 2, 2001

                                         ACTIVCARD S.A.



                                         By:   /s/ Jean-Gerard Galvez
                                            ------------------------------------
                                            Name:  Jean-Gerard Galvez
                                            Title: President and Chief Executive
                                                   Officer





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1 March 2001 06:00

Addendum to the Press Release of February 21, 2001 Concerning the Agreement to Acquire Authentics International

FREMONT, CA -February 28, 2001 - In accordance with French corporate laws, the Board of Directors of ActivCard temporarily suspended the rights to exercise existing warrants and stock options until the day on which ActivCard's shareholders will vote on the agreement to acquire Authentic8 International.

This decision applies to (i) warrants issued pursuant to the decision of ActivCard's Board of Directors of September 17, 1999 in accordance with the resolutions voted by the shareholders at their Meeting of May 19, 1999
(ISIN number 0004161248), (ii) warrants granted to ActivCard's Directors, and(iii) stock options allocated to ActivCard's employees in accordance with applicable stock option plans.

Holders of the above-mentioned warrants and stock options are hereby notified that their rights to exercise such warrants and stock options are suspended until the day on which ActivCard's shareholders shall vote on the transaction provided that such suspension shall not exceed three months as from the date of the present notice.

About ActivCard
ActivCard, a leader in digital identity and electronic certification technologydelivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-facemeeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom.

ActivCard is a registered trademark of ActivCard S.A. in the United States and in other countries. Authentic8 is a registered trademark of Authentic8 International in the United States and in other countries.

This press release contains forward-looking statements which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Contacts, United States:
INVESTORS:                      MEDIA:
Teresa Thuruthiyil, Ty George   Ron Heckmann, Christopher Katis
Morgen-Walke Associates         Morgen-Walke Associates
415-296-7383                    415-296-7383
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COMPANY:
Rod Stuhlmuller
ActivCard, Inc.
510-574-0100


Contacts, Europe:
INVESTORS:                      MEDIA:
Nicole Curtin, Ronald Dassa     Lorie Lichtlen
Morgen-Walke Associates         Morgen-Walke Associates
33-1-47-03-6810                 33-1-47-03-6810

COMPANY:
David Dieumegard
ActivCard
33-1-42-04-8400
33-1-42-04-8400